SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Equus Total Return, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
294766100

(CUSIP Number)
Sam P. Douglass
3229 Groveland Lane
Houston, Texas 77019
and
Paula T. Douglass
3229 Groveland Lane
Houston, Texas 77019
(713) 526-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 17, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE
     This Amendment No. 6 to Schedule 13D (this “Amendment”), among other things, amends and supplements the Schedule 13D originally filed by Sam P. Douglass and Equus Corporation International on May 27, 1997, as amended by Amendment No. 1 thereto filed on June 4, 2009, Amendment No. 2 thereto filed on November 27, 2009, Amendment No. 3 thereto filed on March 1, 2010, Amendment No. 4 thereto filed on March 29, 2010 and Amendment No. 5 thereto filed on April 5, 2010 (the “Schedule 13D”).
     Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended and supplemented by adding the paragraph below, with effect from the date of this Amendment, as follows:
     In connection with the conclusion of the Issuer’s 2010 annual meeting of stockholders, Messrs. Funston, Tuggle and Boyd terminated their arrangement with the other Reporting Persons with respect to the voting of securities of the Issuer effective as of the date of this Amendment. Accordingly, Messrs. Funston, Tuggle and Boyd are no longer members of the Section 13(d) group and ceased to be Reporting Persons as of the date of this Amendment. The remaining Reporting Persons (the “Remaining Reporting Persons”) intend to continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
     The Remaining Reporting Persons originally acquired shares of the Issuer’s Common Stock reported in the Schedule 13D in connection with director and officer positions held by Mr. and Mrs. Douglass with the Issuer and for investment purposes. Due to dissatisfaction with the Issuer’s performance and other reasons, the Reporting Persons conducted a proxy contest to replace the Issuer’s directors at its 2010 annual meeting of stockholders. Although the Reporting Persons’ nominees received a substantial percentage of the votes cast at the 2010 annual meeting, their candidates were not elected to the board of directors.
     The Remaining Reporting Persons intend to monitor closely the Issuer’s performance and actions taken by its board of directors and to review their investments in the Issuer on a continuing basis. Depending on the actions taken by the board of directors, subsequent developments concerning the Issuer, the Issuer’s business and prospects, the price and availability of shares of Common Stock, general market and economic conditions and other factors deemed relevant, the Reporting Persons may decide at any time to formulate plans or proposals with respect to the Issuer that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, including, without limitation, changes in the board of directors (including the number of directors) or management of the Issuer, extraordinary corporate transactions, other material changes in the Issuer’s business or corporate structure and acquiring additional securities of the Issuer or disposing of any or all of the securities of the Issuer that they hold. Without limiting the foregoing, the Remaining Reporting Persons may hold discussions with third parties or with members of management or the board of directors of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, strategy, board of directors, management or capital structure of the Issuer as a means of enhancing shareholder value. The Remaining Reporting Persons may reconsider or reformulate their position, plans or proposals with respect to the Issuer at any time.

Item 5. Interest in Securities of the Issuer.
     Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
(e) As a result of the termination of their arrangement with the Remaining Reporting Persons with respect to the Issuer effective as of the date of this Amendment, Messrs. Funston, Tuggle and Boyd have ceased to be beneficial owners of more than 5% of the securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the paragraph below, with effect from the date of this Amendment, as follows:
     In connection with the conclusion of the Issuer’s 2010 annual meeting of stockholders, Messrs. Funston, Tuggle and Boyd terminated their arrangement with the Remaining Reporting Persons with respect to the voting of securities of the Issuer effective as of the date of this Amendment. Accordingly, Messrs. Funston, Tuggle and Boyd are no longer members of the Section 13(d) group and ceased to be Reporting Persons as of the date of this Amendment. The Remaining Reporting Persons intend to continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 22, 2010

/s/ Sam P. Douglass
Sam P. Douglass, Individually

/s/ Paula T. Douglass
Paula T. Douglass, Individually

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of S. Preston Douglass, Jr.

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Douglass Trust IV for the Benefit of Brooke Douglass

/s/ Sam P. Douglass
Sam P. Douglass, as Trustee of Tiel Trust for the Benefit of Sam P. Douglass

/s/ Paula T. Douglass
Paula T. Douglass, as Trustee of Tiel Trust for the Benefit of Paula T. Douglass

/s/ Lance T. Funston
Lance T. Funston

/s/ Dr. Francis D. Tuggle
Dr. Francis D. Tuggle

/s/ Charles M. Boyd
Charles M. Boyd